OGE Energy Corp.	PO Box 321
Oklahoma City, OK 73101-0321
405-553-3000
www.oge.com

October 5, 2016

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	OGE Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-12579
Dear Ms. Thompson:

Reference is made to the letter, dated September 23, 2016, in which you transmitted the comments of the Staff of the Division of Corporation Finance with respect to the above referenced filing (the "Staff Comment Letter"). This letter is submitted on behalf of OGE Energy Corp. (the "Company") in response to the Staff Comment Letter. To assist you in your review, we have repeated the full text of the Staff's comments in bold face type in this letter, and our responses follow immediately.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OGE Holdings (Natural Gas Midstream Operations)

Year Ended December 31, 2015 as Compared to December 31, 2014, page 56

1.
We note your explanation of the reasons for the $163.0 million or 95.1 percent decrease in the earnings before income taxes for OGE Holdings in fiscal 2015 as compared to fiscal 2014. Please revise your disclosure to better indicate the relative significance of each reason given for the material decrease. We believe that when multiple factors materially contribute to a change in your results, a best practice is to quantify the impact of each such factor in order to transparently provide your investors with a view of your operations through the eyes of your management. Please refer to SEC Release No. 33.8350, available on our website at https://www.sec.gov/rules/interp/33-8350.htm.

Response:

Enable Midstream Partners, LP (“Enable”) is a publicly traded Master Limited Partnership that is equally controlled by OGE Energy Corp. and CenterPoint Energy, Inc., who each have 50 percent management ownership. As the Company does not control Enable, it accounts for its interest in Enable using the equity method of accounting. OGE Holdings, a wholly owned subsidiary of OGE Energy Corp., holds the equity method investment in Enable. As of December 31, 2015, the Company owned 26.3 percent of the limited partner units of Enable and, accordingly, was entitled to a 26.3 percent share of Enable’s net income (loss).

Since the equity method investment in Enable qualifies under the SEC significant subsidiary test, the Company has included both the Enable combined and consolidated financial statements and notes to the combined and consolidated financial statements in its 2015 Form 10-K as Exhibit 99.06. The Company believes that much of the quantification information the Staff has requested is already included in such Enable financial statements and notes, particularly the Enable segment footnote.

In light of the Staff’s comments, however, in future filings the Company will supplement its discussion of Enable’s results of operations to quantify the significant factors. The proposed changes, as reflected in the 2015 discussion of Enable’s results of operations, are set forth below. Additions are underlined, deletions are represented by strikethroughs.

OGE Holdings' earnings before taxes decreased $163.0 million, or 95.1 percent, for the year ended December 31, 2015 as compared to the same period of 2014 primarily due to a decrease in equity in earnings of Enable of $157.1 million. This decrease in the Company’s equity in earnings of Enable was attributable primarily to a reduction in Enable’s operating income, which decreased $1.298 billion during the year ended December 31, 2015 as compared to the same period of 2014. Goodwill and asset impairments represented $1.126 billion of such $1.298 billion decrease. In addition to the $108.4 million goodwill impairment that the Company recognized during 2015, other factors that contributed to the decrease in Enable’s operating income and their impact on the Company’s equity in earnings of Enable included (i) a decrease in Enable’s gross margin of $132 million that decreased the Company’s equity in earnings of Enable by approximately $35 million, (ii) an increase in depreciation and amortization expense of $42 million that decreased the Company’s equity in earnings of Enable by approximately $11 million and (iii) an increase in taxes other than income taxes of $3 million that decreased the Company’s equity in earnings of Enable by approximately $1 million.

Enable's gathering and processing business segment reported a decrease in operating income of $655 million, of which $535 related to goodwill and asset impairments. The balance of this decrease, $120 million, was primarily from (i) a decrease in gross margin of $84 million that decreased the Company’s equity in earnings of Enable by approximately $22 million, (ii) an increase in depreciation and amortization expense of $35 million that decreased the Company’s equity in earnings of Enable by approximately $9 million, and (iii) an increase in taxes other than income taxes of $5 million that decreased the Company’s equity in earnings of Enable by approximately $1 million. Gathering and processing gross margin decreased primarily due to lower commodity prices partially offset by increased volumes in the Anadarko and Williston basins.

~~In addition to the goodwill impairment,~~ Enable’s transportation and storage segment reported a decrease in operating income of $643 million of which $591 related to goodwill and asset impairments. The balance of this decrease $52 million, was primarily from (i) a decrease in gross margin of $49 million that decreased the Company’s equity in earnings of Enable by approximately $13 million, primarily due to lower margin on unrealized natural gas derivatives, a decrease in sales of NGLs due to lower prices, lower firm transportation revenues, a decrease in storage demand fees as well as lower rates on transportation services for local distribution companies and (ii) increased depreciation expenses of $7 million that decreased the Company’s equity in earnings of Enable by approximately $2 million. These decreases were partially offset by higher margin related to realized gains on system optimization activities and increased margin from higher rates on off-system transportation services.

Over the course of 2015 and continuing into early 2016, natural gas and crude oil prices have dropped to their lowest levels in over 10 years. Should lower commodity prices persist, or should commodity prices decline further, Enable's future operating results and cash flows could be negatively impacted.

Liquidity and Capital Resources, page 58

2.
We note that your disclosure on pages 3 and 46 that you rely on cash distribution from your investment in Enable to fund your capital needs and support future dividend growth, along with your disclosure in Note 10 on page 106 that you depend on receipts from your equity investment in Enable and dividends from OG&E to pay dividends to your shareholders. We also note the continuing negative trends in commodity prices and declining volumes experienced by Enable, decreases in your equity in earnings from this unconsolidated affiliate and the recent downgrade of Enable’s credit rating to non-investment grade by Standard & Poor’s Rating Service, all of which appear to be known negative trends and uncertainties affecting your investment in this business. We also note that approximately 61.4 percent of your investment in Enable is represented by subordinated units which are not entitled to receive a distribution in certain circumstances. Given the importance to your investors of understanding the sustainability of your current level of cash dividends, and the reliance of your cash dividends on Enable’s distributions to you, please expand your disclosures to discuss any known trends and uncertainties regarding this significant equity investee that may impact its ability to continue paying distributions to you at the current level or at all, and the potential impact on your ability to continue paying dividends to your investors at the current rate or at all, or explain to us why you believe no such disclosures are necessary.

Response:

As the Staff has noted, on page 46 of its 2015 Form 10-K, the Company disclosed that its financial objectives:

include a long-term annual earnings growth rate for OG&E of three to five percent on a weather-normalized basis, maintaining a strong credit rating as well as targeting dividend increases of approximately 10 percent annually through 2019. The targeted annual dividend increase has been determined after consideration of numerous factors, including the largely retail composition of the Company's shareholder base, the Company's financial position, the Company's growth targets and the composition of the Company's assets and investment opportunities. The Company also relies on cash distributions from its investment in Enable to fund its capital needs and support future dividend growth.

Prior to announcing the intention to target dividend increases of approximately 10 percent annually through 2019, the Company analyzed its cash flow assumptions based on a number of different Enable distribution scenarios, including a no distribution scenario. Based on the current annual dividend of $1.10 per share, and assuming the mid-point of the OG&E 2016 earnings guidance, the Company believes that it could fund its entire dividend from OG&E and still remain within an acceptable range of payout ratios for our company and industry. While the Company believes that distributions from Enable are important to funding the dividend and capital expenditures, they are not critical.

Moreover, in its 2015 Form 10-K, the Company disclosed that, at December 31, 2015, the Company owned approximately 111.0 million Enable limited partner units, or 26.3 percent, of which 68.2 million Enable limited partner units were subordinated. The subordination period began on the closing date of Enable’s initial public offering and will extend until the first business day following the distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equal to or exceeding $1.15 per unit (the annualized minimum quarterly distribution) for each of the three consecutive, non-overlapping four-quarter periods immediately preceding June 30, 2017. The Company anticipates that the subordination period will expire in August 2017, and will not impact future distributions that the Company receives from Enable.

With respect to negative trends in commodity prices and declining volumes experienced by Enable and known trends and uncertainties regarding Enable that may impact its ability to continue paying distributions, on pages 2, 45 and 82 of its 2015 Form 10-K, the Company stated, “On January 22, 2016, Enable announced a quarterly dividend distribution of $0.31800 per unit on its outstanding common and subordinated units, which is unchanged from the previous quarter. Based on current commodity prices, Enable has seen changes in producer activity that have negatively impacted Enable's operations and financial position and could see additional changes in producer activity that may negatively impact Enable's operations and affect its future distribution rates.”

On page 56 of its 2015 Form 10-K, the Company stated, “Over the course of 2015 and continuing into 2016, natural gas and crude oil prices have dropped to their lowest levels in over 10 years. Should lower commodity prices persist, or should commodity prices decline further, Enable's future operating results and cash flows could be negatively impacted.”

Finally, included in the Company’s 2015 Form 10-K beginning on page 24 and continuing through page 38, the Company has disclosed a number of risk factors associated with the Company’s investment in Enable. In the risk factor section the Company states that “A significant portion of our earnings and operating cash flows depend on the performance of Enable. If any of the following risks were to occur, our business, financial condition, results of operations or cash flows could be materially adversely affected.” The Company identified a number of risk factors that could impact distributions from Enable, and that we believe investors should understand, including, but not limited to the items listed below:

•	Our (the Company’s) operating cash flow is derived partially from cash distributions we receive from Enable.

•
Enable depends on a small number of customers for a significant portion of its firm transportation and storage services revenues. The loss of, or reduction in volumes from, these customers could result in a decline in sales of its transportation and storage services and its consolidated financial position, results of operations and its ability to make cash distributions to us.

•	Enable’s industry is highly competitive, and increased competitive pressure could adversely affect its results of operations and distributable cash flow.

•
The amount of cash Enable has available for distribution to holders of its common and subordinated units depends primarily on its cash flow rather than on its profitability, which may prevent Enable from making distributions, even during periods in which Enable records net income.

•	Natural gas, NGL and crude oil prices are volatile, and changes in these prices could adversely affect Enable's results of operations and its ability to make cash distributions.

•
Enable's business involves many hazards and operational risks, some of which may not be fully covered by insurance. Insufficient insurance coverage and increased insurance costs could adversely impact its results of operations or ability to make cash distributions to us.

•
The use of derivative contracts by Enable and its subsidiaries in the normal course of business could result in financial losses that could negatively impact its results of operations and its ability to make cash distributions to unitholders.

•
Enable’s credit facilities contain operating and financial restrictions, including covenants and restrictions that may be affected by events beyond its control, which could adversely affect its business, financial condition, results of operations and ability to make quarterly distributions to its unitholders.

•
Increased regulation of hydraulic fracturing could result in reductions or delays in natural gas production by Enable's customers, which could adversely affect its results of operations and ability to make cash distributions to its unitholders, including us.

•
Enable's operations are subject to extensive regulation by federal regulatory authorities. Changes or additional regulatory measures adopted by such authorities could have a material adverse effect on its results of operations and ability to make cash distributions to its unitholders, including us.

•
Enable’s operations may also be subject to regulation by state and local regulatory authorities. Changes or additional regulatory measures adopted by such authorities could adversely affect its results of operations and its ability to make cash distributions to unitholders, including us.

As discussed above, management did include language regarding changes in producer activity and lower commodity prices along with a number of risk factors affecting cash distributions. However, management did not believe additional negative trend language was necessary, even though 2016 commodity prices and activity were still expected to be below the levels of 2013 and 2014, Enable was anticipating 2016 prices and activity to be in line with 2015.

The Company respectfully states that it believes that its disclosure adequately discusses information regarding known trends and uncertainties. In light of the Staff’s comment, however, the Company will supplement its MD&A disclosure in future filings by combining the above-described statements from pages 45 and 46 of its Form 10-K with the relevant risk factor language described above so that it is all contained within the MD&A.

3.
We note that Enable has contracts with minimum volume commitments. If Enable has renegotiated the fees or minimum volume commitments on any contracts prior to expiration or is currently expected to renegotiate any such contracts prior to expiration, and it had or is expected to have a significant impact on your results of operations, please disclose this along with any related trends and uncertainties which may impact your results of operations and your expectations regarding distributions from Enable. Please also tell us, and consider disclosing in future filings, the volume amount of Enable’s gathering and processing contracts that expire within 1 year and your expectations regarding the impact of any trends in gathering and processing fees on your equity in earnings from and distributions from Enable.

Response:

The Company will disclose in future filings the renegotiation of fees or minimum volume commitments by Enable that had or are expected to have a significant impact on the Company’s results of operations, along with any related trends and uncertainties which may significantly impact the Company’s results of operations and expectations regarding distributions from Enable.

As of June 30, 2016 and December 31, 2015, Enable had no gathering and processing contracts with minimum volume commitments that expire within one year. As of June 30, 2016 and December 31, 2015, Enable had 20 percent of their gathered volumes under contracts without minimum volume commitments that expire within one year. As the Company has disclosed in Risks Associated with our Investment in Enable Midstream Partners on page 24 of its 2015 Form 10-K, Enable’s contracts are subject to renewal risk, gathering and processing fees depend on prevailing market conditions at the time of renewal and, to the extent Enable is unable to renew its existing contracts on terms that are favorable to Enable, its revenue, results of operations, and distributable cash flow could be adversely affected. In future filings, the Company will consider disclosing the amount of gathered volumes that are under contracts that expire within one year and the Company's expectations regarding the impact of any trends in gathering and processing fees on its equity in earnings from and distributions from Enable.

4.
We note that several oil and gas producers with operations in Texas and Oklahoma have declared bankruptcy. Please tell us how you considered this in determining whether your investment in Enable, including the basis difference reflected in your financial statements, was impaired or at risk of impairment.

Response:

On page 88 of the Company’s 2015 Form 10-K, the Company stated, “The Company evaluates its equity method investments for impairment when events or changes in circumstances indicate there is a loss in value of the investment that is other than a temporary decline.”

As of December 31, 2015, the Company reviewed its equity method investment in Enable for potential impairment, as the carrying amount of the Enable investment per unit exceeded the market value per unit.

For the eighteen month period beginning with Enable’s initial public offering in April 2014 through September 2015, Enable’s market price per unit exceeded the Company’s carrying amount per unit. During this period, the market price per unit was at times significantly in excess of the

Company’s carrying amount per unit. Beginning in October 2015 the Enable market price per unit fell below the Company’s carrying amount per unit.

At December 31, 2015, management of the Company concluded that the impairment potential was temporary, due to the short time frame that the market price per unit was below the carrying amount per unit. Additionally, management considered that the public float of Enable units (approximately 77 million units, or approximately 18 percent of total units outstanding) is relatively low and unit prices can be volatile due to the low trading volumes during periods of market turbulence, such as the fourth quarter of 2015. Finally, management evaluated the Company’s long-term investment strategy in Enable, including both the intent and ability of the Company to retain its equity method investment in Enable for a sufficient period of time to allow for recovery in market value.

The Company is aware that several oil and gas producers with operations in Texas and Oklahoma declared bankruptcy. However, because none of Enable’s major customers noted in Enable’s 2015 Form 10-K had filed for bankruptcy, this was not a major factor in the Company’s analysis.

The Enable market price per unit recovered in April 2016, and since that time has exceeded the Company’s carrying amount per unit. The Company continues to review its equity method investment in Enable for potential impairment on a quarterly basis.

5.
We note your disclosure that Fuel Inventories increased by $55.3 million, or 94.5 percent, at December 31, 2015 as compared to December 31, 2014 primarily due to higher coal inventories at OG&E’s coal fired plants resulting from lower participation in the SPP Integrated Marketplace. Please expand your disclosure to explain why your participation in this marketplace was lower in 2015. If this lower participation is expected to continue, please also revise your disclosure to provide forward looking information regarding the anticipated impact of this trend on your financial condition, results of operations and cash flows. Please also expand your disclosure to address the anticipated impact of the minimum fuel purchase commitments to purchase coal through 2017 disclosed in Note 14 on page 121 on your financial condition, results of operation and cash flows, if material. If you believe no additional disclosures are necessary, please tell us why in your response.

Response:
The disclosure “Fuel Inventories increased by $55.3 million, or 94.5 percent, at December 31, 2015 as compared to December 31, 2014 primarily due to higher coal inventories at OG&E’s coal fired plants resulting from lower participation in the SPP Integrated Marketplace” was intended to indicate that during 2015, low natural gas prices reduced sales from generation by OG&E coal plants into the SPP Integrated Marketplace.

As disclosed on page 9 of the Company’s 2015 Form 10-K, the Company provided the following disclosure:

Year ended December 31 (In cents/Kilowatt-Hour)
	2015	2014	2013	2012	2011
Natural gas	2.529	4.506	3.905	2.930	4.328
Coal	2.187	2.152	2.273	2.310	2.064
Weighted average	2.196	2.752	2.784	2.437	2.897

The decrease in the weighted average cost of fuel in 2015 as compared to 2014 was primarily due to lower natural gas prices. The decrease in the weighted average cost of fuel in 2014 as compared to 2013 was primarily due to less natural gas used, offset by higher natural gas prices. The increase in the weighted average cost of fuel in 2013 as compared to 2012 was primarily due to higher gas prices. The decrease in the weighted average cost of fuel in 2012 as compared to 2011 was primarily due to lower natural gas prices. These fuel costs are recovered through OG&E's fuel adjustment clauses that are approved by the OCC, the APSC and the FERC.

OG&E began participating in the SPP Integrated Marketplace effective March 1, 2014. The SPP Integrated Marketplace replaced the SPP Energy Imbalance Services market. As part of the Integrated Marketplace, the SPP assumed balancing authority responsibilities for its market participants. The SPP Integrated Marketplace functions as a centralized dispatch, where market participants, including OG&E, submit offers to sell power to the SPP from their resources and bid to purchase power from the SPP for their customers. The SPP Integrated Marketplace is intended to allow the SPP to optimize supply offers and demand bids based upon reliability and economic considerations, and determine which generating units will run at any given time for maximum cost effectiveness. As a result, OG&E's generating units produce output that is different from OG&E's customer load requirements. Net fuel and purchased power costs are recovered through fuel adjustment clauses.

The price of natural gas is volatile, and can increase or decrease as a result of a number of macro-economic reasons over both short and long time frames. As such, the Company is unable to predict the specific sources of future generation that will be utilized by the SPP Integrated Marketplace.

As disclosed on page 9 of the Company’s 2015 Form 10-K (as reflected above), and in disclosures elsewhere in Management’s Discussion and Analysis of Financial Condition, “The actual cost of fuel used in electric generation and certain purchased power costs are passed through to OG&E's customers through fuel adjustment clauses”. OG&E has a history of fuel cost recovery, fuel clause over or under recoveries are subject to carrying costs, and OG&E can, and historically has, adjusted the rate of fuel recovery on a frequent basis. For all of the reasons identified above and in the Form 10-K, the Company does not believe that any trend on our financial condition, results of operations and cash flows exist with respect to fuel inventories.

As noted by the Staff and as disclosed in Note 14 on page 121 of the Company’s 2015 Form 10-K, OG&E has minimum fuel purchase commitments to purchase coal through 2017. For 2017, the Company has minimum fuel purchase commitments to purchase approximately 2.6 million tons of coal, at an expected cost of approximately $84.0 million. The Company does not believe that this commitment will impact our financial condition, results of operation and cash flows, as OG&E has historically burned significantly more than 2.6 million tons of coal on an annual basis. OG&E burned approximately 6.3 million and 8.6 million tons of coal in 2015 and 2014, respectively.

In light of the Staff’s comments, the Company will supplement its discussion in future filings. The changes, as reflected in the discussion of fuel inventories from the Company’s 2015 Form 10-K, are set forth below. Additions are underlined, deletions are represented by strikethroughs.

Fuel Inventories. The balance of Fuel Inventories was $113.8 million and $58.5 million at December 31, 2015 and 2014, respectively, an increase of $55.3 million, or 94.5 percent, primarily due to higher coal inventory balances at OG&E's coal fired plants resulting from lower ~~participation in~~ sales to the SPP Integrated Marketplace by OG&E’s coal fired plants, as a result of available low priced natural gas generation in the Southwest Power Pool due to low natural gas prices available in 2015.

Financial Statements

Note 3. Investment in Unconsolidated Affiliate and Related Party Transactions, page 94

6.
Please tell us and consider disclosing how you determined the amount reflected as “OGE’s share of Enable’s Net Income (Loss) for the year ended December 31, 2015.” Please ensure your response reconciles this amount to the amount of Enable’s net income (loss) as shown in the summarized financial information of Enable. Please also tell us how you determined the amount reflected as your “Equity in earnings in unconsolidated affiliates.”

Response:

The Company calculates its share of Enable’s net income (loss) as its 26.3 percent share (as of December 31, 2015) of Enable’s net income (loss), as adjusted for basis differences.

The Company calculates it share of equity earnings of unconsolidated affiliates as its share of Enable’s net income (loss), plus amortization of basis differences and elimination of Enable’s fair value and other adjustments.

Detailed below is a reconciliation of Enable’s net income (loss) to the Company’s share of Enable’s net income (loss) to equity in earnings of unconsolidated affiliates for the year ended December 31, 2015.

(In Millions)
Enable net income (loss)	$(752.0)
Enable late year-end adjustments recorded by OGE Energy in 2016	12.1
Enable net income (loss) used to calculate OGE Energy’s equity in earnings	(739.9)
OGE Energy’s percent ownership	26.3%
OGE Energy’s portion of Enable net income (loss)	(194.4)
Goodwill impairment recognized by Enable associated with OGE Energy’s basis difference	178.4
OGE Energy’s share of Enable’s net income (loss)	(16.0)
Amortization of basis difference	13.5
Elimination of Enable fair value step up and other adjustments	18.0
Equity in earnings of unconsolidated affiliates	$15.5

The reconciliation from Enable’s net income (loss) to the Company’s share of Enable’s net income (loss) and then to equity in earnings of unconsolidated affiliates can be complicated by such items as a change in ownership percentage during a period, or impairment of assets by Enable, which are partially reflected in the Company’s results of operations, and partially reflected in the basis difference, as was the case in 2015 with Enable’s goodwill impairment. In light of the Staff’s comments, in future filings the Company will supplement its disclosure (as reflected above) with a reconciliation from Enable’s net income (loss) to the Company’s share of Enable’s net income (loss) and then to equity in earnings of unconsolidated affiliates.

7.
We note that the difference between your investment in Enable and your underlying equity in the net assets of Enable was $1.0 billion at December 31, 2014 and $783.5 million at December 31, 2015. Please provide us with a reconciliation and explanation of the change in the basis difference between these balance sheet dates.

Response:

Detailed below is a reconciliation of changes in the Company’s basis difference in Enable as of December 31, 2015 and 2014.

(In Millions)
Basis difference as of December 31, 2014	$993.4
Goodwill impairment recognized by Enable associated with OGE Energy’s basis difference	(178.4)
Amortization of basis difference	(13.5)
Elimination of Enable fair value step up and other adjustments	(18.0)
Basis difference as of December 31, 2015	$783.5

The reconciliation of the Company’s basis difference at the beginning of a period to the basis difference at the end of a period can be complicated by such items as an impairment of assets by Enable, which are partially reflected in the Company’s results of operations, and partially reflected in the basis difference, as was the case in 2015 with Enable’s goodwill impairment. In light of the Staff’s comments, in future filings the Company will supplement its disclosure (as reflected above) with a reconciliation of the Company’s basis difference at the beginning of a period to the basis difference at the end of a period.

Note 6. Stock-Based Compensation, page 98

8.
You disclose that you calculate the fair value of share-based stock awards based on the closing price on the date the award is granted. Based on your disclosures it appears that all of your restricted shares are entitled to receive dividends prior to vesting before and after July 2014. Accordingly, please clarify what you mean by your disclosure that for awards prior to July 2014 dividends are not included in the fair value calculation and for all awards after July 2014 dividends are included in the fair value calculations. We note that for awards for which employees are not entitled to dividends declared on the underlying shares the grant date fair value of the award would be measured using the grant-date fair value of your common shares reduced by the present value of the dividends expected to be paid on the underlying shares during the requisite service period. Conversely, for awards where dividends are either paid or accumulated prior to vesting such dividends are accounted for under the guidance in ASC 718-10-55-44 through 55-45. Please explain your disclosure and your accounting for dividends on your non-vested restricted stock awards.

Response:

We believe that the Company’s accounting for restricted share and dividend awards is in accordance with the requirements of ASC 718-10-55-44 through 55-45, however, we have a clarification to our disclosure for dividend valuation included in the fair value for restricted stock awards granted after July 2014.

The Company’s disclosure was intended to state that restricted shares granted before July 2014 are entitled to receive dividends before vesting, and that restricted shares granted after July 2014 are not entitled to receive dividends until fully vested. In light of the Staff’s comment, the Company will modify the disclosure in its 2016 Form 10-K, to describe the difference in restricted shares granted before and after July 2014. Changes as compared to the Company’s disclosure in its 2015 Form 10-K are underlined or eliminated as shown below.

The fair value of the restricted stock was based on the closing market price of the Company's common stock on the grant date. Compensation expense for the restricted stock is a fixed amount determined at the grant date fair value and is recognized as services are rendered by employees over a three year vesting period. Also, the Company treats its restricted stock as multiple separate awards by recording compensation expense separately for each tranche whereby a substantial portion of the expense is recognized in the earlier years in the requisite service period. Dividends are accrued and paid during the vesting period on ~~all~~ restricted stock ~~awards~~ granted prior to July 2014, and therefore dividends are included in the fair value calculation for such restricted stock granted prior to July 2014.

For ~~all~~ restricted stock ~~awards~~ granted after July 2014, dividends will only be paid on any restricted stock awards that vest.~~, a~~Accordingly, for restricted stock granted after July 2014, only the present value of dividends expected to vest are ~~no longer~~ included in the fair value calculations. The expected life of the restricted stock is based on the non-vested period since inception of the three-year award cycle.

The Company also acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s SEC filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact the undersigned at 405-553-3491.

Very truly yours,

/s/ Scott Forbes
Scott Forbes
Controller and Chief Accounting Officer